EXHIBIT 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Provided below is the ratio of earnings to fixed charges for Spectra Energy Capital, LLC for each of the past five years. The ratio of earnings to fixed charges and preferred stock dividends for Spectra Energy Capital, LLC is calculated using the SEC guidelines.(a)

	Year Ended December 31,
	2006	2005	2004	2003		2002
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax (loss) income from continuing operations(b)(e)	$767	$2,492	$685	$(615)		$388
Fixed charges	759	878	1,135	1,243		1,219
Distributed income of equity investees	860	472	140	263		369
Deduct:
Preference security dividend requirements of consolidated subsidiaries	27	27	31	102		157
Interest capitalized(c)	35	41	36	46		161

Total earnings (as defined for the Fixed Charges calculation)	$2,324	$3,774	$1,893	$743		$1,658

Fixed charges:
Interest on debt, including capitalized portions	$718	$827	$1,080	$1,117		$1,041
Estimate of interest within rental expense	14	24	24	24		21
Preference security dividend requirements of consolidated subsidiaries	27	27	31	102		157

Total fixed charges	$759	$878	$1,135	$1,243		$1,219

Ratio of earnings to fixed charges(e)	3.1	4.3	1.7	(d	)	1.4

(a)	Certain prior year Income Statement amounts above have been adjusted for businesses reclassified to discontinued operations during 2006.
(b)	Excludes minority interest expenses and income or loss from equity investees.
(c)	Excludes equity costs related to AFUDC that are included in Other Income and Expenses in the Consolidated Statements of Operations.
(d)	Earnings were inadequate to cover fixed charges by $500 million for the year ended December 31, 2003.
(e)	Includes pre-tax gains on the sale of TEPPCO GP, Inc. and TEPPCO Partners, L.P. of approximately $0.9 billion, net of minority interest, in 2005.